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                            July 9, 1997



VIA EDGAR
J. Evan Calio, Examiner
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mail Stop 3-7

    RE:  LIVINGSTON ENTERPRISES, INC. (THE "COMPANY")
         FORM 8-A FILED MAY 20, 1997 (FILE NO. 0-22589)

Dear Mr. Calio:

     This letter responds to comment 5 contained in a letter dated July 2, 1997, from the Staff of the Securities and Exchange Commission ("Commission") to the Company. In response to the Commission's comment, the Company hereby respectfully requests withdrawal of its Registration Statement on Form 8-A ("Form 8-A") filed with the Commission via EDGAR on May 20, 1997. The Company will refile the Form 8-A at a later date closer to the anticipated effective date of the Company's Registration Statement on Form S-1 (File No. 333-27335)("Registration Statement"), with a request to accelerate the effectiveness of the Form 8-A on the date the Registration Statement is to be declared effective by the Commission.

    Please direct any comments or questions regarding this letter to the undersigned or, in his absence, Gil Labrucherie, at (415) 493-9300.

                             Very truly yours,

                             WILSON SONSINI GOODRICH & ROSATI
                             Professional Corporation

                             /s/ Gilbert M. Labrucherie, Jr.

Enclosures
cc: Mr. Steven M. Willens
    Mr. Steven Hess
    Mr. Richard Godfrey
    Mr. Steven E. Bochner